FILE NO. 082-03311

(Translation)

July 31, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice on Stock Options (Stock Acquisition Rights)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would make an offering of subscription for stock acquisition rights as stock options to its Directors and Corporate Officers pursuant to Article 236 and Article 238 of the Corporation Law of Japan, as described below.

The stock acquisition rights are stock options as long-term incentive-type compensation under the executive compensation policy of the Company.

[Executive compensation policy of the Company]

The executive compensation policy of the Company, which has been designed by its Compensation Advisory Committee with an outside Director acting chairman and including third parties, is a highly transparent policy taking in objective perspectives.

The executive compensation under the policy is comprised of fixed basic compensation and performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, and the portions thereof are 4:6. The performance-linked compensation consists of bonuses payable based on annual performances, the "medium-term incentive-type compensation (compensation in money)" based on the targets of the new three-year plan, which has started as from April 1, 2008, and the "long-term incentive-type compensation (stock options)", which place emphasis on sharing interests with its shareholders. Thus, the policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

dlw 8/12

With regard to the stock acquisition rights, those for Directors were approved as long-term incentive-type compensation at the 108th Ordinary General Meeting of Shareholders held on June 25, 2008, as described below:

Long-term incentive-type compensation to the Directors:

• Allottees of stock acquisition rights:	Six Directors except outside Directors of the Company
• Total number of stock acquisition rights to be allotted:	Not exceeding 70 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares)
• Cap on compensation, etc. in respect of stock acquisition rights:	Not exceeding ¥140,000,000 per year

Description

To make the Directors and Corporate Officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to grant its six Directors, except outside Directors of the Company, and 13 Corporate Officers not concurrently serving as Directors stock options as long-term incentive-type compensation, using stock acquisition rights upon exercise of which one yen per share shall be contributed, for the fiscal year ending March 31, 2009.

The paid-in amount of the stock acquisition rights offered for subscription (the "Stock Acquisition Rights") shall be a fair value as of the allotment date thereof. The Company shall grant compensation in an amount equivalent to the paid-in amount to the Directors on condition that such compensation be offset against their obligations to pay the paid-in amount.

1. Qualified allottees of the Stock Acquisition Rights:

   The Stock Acquisition Rights shall be allotted to six Directors, except outside Directors of the Company, and 13 Corporate Officers not concurrently serving as Directors.

2. Total number of Stock Acquisition Rights to be allotted:

Director of the Company:	70 rights
Corporate Officers not concurrently serving as Directors of the Company:	70 rights

The total number of Stock Acquisition Rights is the number of planned allotment. In the event that such total number decreases if any allottee does not subscribe or otherwise, the decreased total number of Stock Acquisition Rights shall be the total number of Stock Acquisition Rights to be issued.

3. Class and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights:

The class of the shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be shares of common stock of the Company and the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights (the "Number of Shares") shall be 1,000.

In the event that the Company makes a stock division (including free allocation of shares of common stock of the Company) or stock consolidation, the Number of Shares shall be adjusted in accordance with the following formula, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of Shares after adjustment} = \text{Number of Shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, upon the occurrence of any unavoidable event that requires adjustment to the Number of Shares, an adjustment shall be made thereto to the extent it is reasonable.

4. Amount of property to be contributed upon exercise of each Stock Acquisition Right:

The amount of property to be contributed upon exercise of each Stock Acquisition Right shall be the amount of cash to be paid in for each of the shares to be delivered upon exercise thereof, which shall be one yen, multiplied by the Number of Shares.

5. Exercise period of the Stock Acquisition Rights:

From August 1, 2011 to July 30, 2018

6. Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

(i) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the Stock Acquisition Rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

7. Restriction on acquisition of the Stock Acquisition Rights by transfer:

Any acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

8. Conditions for acquisition of the Stock Acquisition Rights:

In the event that a proposition for the approval of a merger or consolidation agreement under which the Company shall be merged or dissolved, an agreement of business transfer by a spin-off or plan for incorporation by a spin-off under which the Company shall be split up, or a share exchange agreement or share transfer plan under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders of the Company (or a resolution for the approval thereof is adopted by the Board of Directors of the Company when such resolution by the General Meeting of Shareholders is not required), the Company may, as of a day separately specified by the Board of Directors of the Company, acquire all of the Stock Acquisition Rights then outstanding without consideration.

9. Policies on voidance and nullification of the Stock Acquisition Rights and the details of delivery of new stock acquisition rights of reorganizing companies in case of reorganization:

In the event that the Company is merged or consolidated (as a result of which, the Company shall be dissolved), transfers business or incorporates a company by a spin-off, or makes a share exchange or share transfer (collectively, "reorganization"), the Company shall, with regard to the Stock Acquisition Rights outstanding when the reorganization becomes effective (the "Outstanding Stock Acquisition Rights"), deliver to any allottee thereof stock acquisition rights of relevant corporations ("reorganizing companies") listed in Article 236, paragraph 1, item 8 (a) through (e) of the Corporation Law, in accordance with the following conditions. In such case, the Outstanding Stock Acquisition Rights shall become null and void and the reorganizing companies shall newly issue stock acquisition rights, only if and when the delivery of stock acquisition rights of the reorganizing companies is stipulated in accordance with the following conditions in the relevant merger agreement, consolidation agreement, agreement of business transfer by a spin-off, plan for incorporation by a spin-off, share exchange agreement or share transfer plan:

(i) Number of stock acquisition rights of reorganizing company to be delivered:

The same number as that of the Outstanding Stock Acquisition Rights held by each allottee thereof shall be delivered.

(ii) Class of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

Shares of common stock of the reorganizing company.

(iii) Number of shares of reorganizing company to be issued or transferred upon exercise of stock acquisition rights:

The number of shares shall be determined in accordance with paragraph 3 above, by taking into account the conditions of the reorganization.

(iv) Amount of property to be contributed upon exercise of a stock acquisition right:

The amount of property to be contributed upon exercise of a stock acquisition right to be delivered shall be an amount obtained by multiplying by the number of shares of the reorganizing company to be issued or transferred upon exercise of each of the stock acquisition rights, which shall be determined as set forth in paragraph (iii) above, the paid-in amount after reorganization set forth below. The paid-in amount after reorganization shall be one yen per share of the reorganizing company that can be delivered upon exercise of each stock acquisition right delivered.

(v) Exercise period of stock acquisition rights:

From later of the first day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable and the day on which the reorganization becomes effective, to the last day of the period during which the Stock Acquisition Rights set forth in paragraph 5 above are exercisable.

(vi) Matters concerning capital and capital reserve to be increased in the event that the reorganizing company issues shares upon exercise of the stock acquisition rights:

To be determined in accordance with paragraph 6 above.

(vii) Restriction on acquisition of stock acquisition rights by transfer:

Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the board of directors of the reorganizing company.

(viii) Terms and conditions of the acquisition of stock acquisition rights:

To be determined in accordance with paragraph 8 above.

(ix) Other terms and conditions of the exercise of stock acquisition rights:

To be determined in accordance with paragraph 11 below.

10. Treatment of fractions of a share upon exercise of the Stock Acquisition Rights:

For the purpose of delivery of shares to the allottees who exercise the Stock Acquisition Rights, any fraction of one share shall be truncated.

11. Other terms and conditions of the exercise of the Stock Acquisition Rights:

(i) Any allottee shall remain in office as Director or Corporate Officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

(ii) If any allottee waives his/her Stock Acquisition Rights, such any allottee shall not be entitled to exercise the Stock Acquisition Rights.

(iii) If any allottee dies prior to the expiration of the exercise period of the Stock Acquisition Rights, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

12. Paid-in amount of a Stock Acquisition Right:

(i) The paid-in amount shall be a fair value of a Stock Acquisition Right calculated in accordance with the Hull-White modified two-factor model, based on the closing price as of the allotment date thereof.

(ii) On or prior to the day immediately preceding the first day of the exercise period of the Stock Acquisition Rights set forth in paragraph 5 above, any allottee shall, in lieu of the payment of cash in the amount obtained by multiplying the paid-in amount of a Stock Acquisition Right set forth in item (i) above by the number of Stock Acquisition Rights allotted to such any allottee, offer to offset his/her compensation receivable (equivalent to the amount obtained by multiplying the paid-in amount of a Stock Acquisition Right set forth in item (i) above by the number of Stock Acquisition Rights allotted to him/her) as determined at the meeting of the Board of Directors of the Company held on July 31, 2008 to be paid to him/her in consideration for performance of his/her duties on condition that he/she subscribe for the Stock Acquisition Rights and offset such compensation receivable against the paid-in amount of the Stock Acquisition Rights, and in the event that the allottee offers to do so, the Company shall accept the payment by such offset.

* The paid-in amount will be publicized promptly when it is determined after the allotment of the Stock Acquisition Rights.

13. Allotment date of the Stock Acquisition Rights:

August 21, 2008

14. Methods of exercise of the Stock Acquisition Rights and payment therefor:

(i) To exercise the Stock Acquisition Rights, a "Notice of Exercise of Stock Acquisition Rights" in the form specified by the Company shall be submitted with all required information filled in and the name and seal affixed.

(ii) In addition to the submission of the Notice of Exercise of Stock Acquisition Rights set forth in item (i) above, the aggregate Exercise Prices (the "Payment

Amount") of the shares of common stock of the Company to be issued or transferred upon exercise of the Stock Acquisition Rights shall be paid in cash by transfer to the account specified by the Company with the payment handling place set forth in paragraph 15 below (the "Specified Account") no later than the date and time designated by the Company.

15. Payment handling place upon exercise of the Stock Acquisition Rights:

Name:	Mizuho Bank, Ltd., Ginza Branch
Address:	2-11, Ginza 4-chome, Chuo-ku, Tokyo

(or any successor bank to the bank or any successor branch to the branch for the time being)

16. Time when the exercise of the Stock Acquisition Rights shall become effective:

The exercise of the Stock Acquisition Rights shall become effective when the Notice of Exercise of Stock Acquisition Rights is received at the payment handling place and the Payment Amount set forth in paragraph 14, item (ii) above is credited to the Specified Account.

17. Handling of matters when the provisions hereof are required to be read otherwise or other measures are necessary:

In the event that these provisions are required to be read otherwise or other measures are necessary, the Company may make amendment to these provisions in respect of the relevant matters in such manner as considered appropriate by the Company in accordance with the provisions of the Corporation Law of Japan and the purposes of the Stock Acquisition Rights and such amendment shall be an integral part of these provisions.

18. With regard to the Stock Acquisition Rights, any other necessary matters shall entirely be left to the Representative Directors.

- E N D -

FILE NO. 082-03311
July 31, 2008

Consolidated Financial Results for the First Quarter Ended June 30, 2008

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/CEO & Representative Director
Contact: Yukihiro Saito, Head of Investor Relations, Financial Department
Tel. +81-3-3572-5111
Submission of Quarterly Business Report: August 8, 2008

1. Operating Results for the First Quarter of the Fiscal Year Ending March 31, 2009 (From April 1–June 30, 2008)

* Amounts under one million yen have been rounded down.

(1) Consolidated Operating Results

(Millions of yen; percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income
First Quarter Ended June 30, 2008	164,107 [—]	12,229 [—]	14,069 [—]
First Quarter Ended June 30, 2007	173,446 [+4.2%]	15,524 [+84.8%]	16,995 [+65.4%]

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Quarter Ended June 30, 2008	10,255 [—]	25.37	25.30
First Quarter Ended June 30, 2007	2,025 [—]	4.88	4.86

(2) Consolidated Financial Position

(Millions of yen)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
First Quarter Ended June 30, 2008	644,956	386,688	57.5	917.58
Fiscal Year Ended March 31, 2008	675,864	399,738	56.6	946.22

[Reference] Equity:
First quarter ended June 2008: ¥370,968 million
Fiscal year ended Mar. 2008: ¥382,469 million

2. Cash Dividends

(Yen)

(Cut-off Date)	Cash Dividends per Share				
	First Quarter	Second Quarter	Third Quarter	Year-End	Full Year
Fiscal Year Ended Mar. 2008	—	17.00	—	17.00	34.00
Fiscal Year Ending Mar. 2009	—	—	—	—	—
Fiscal Year Ending Mar. 2009 (plan)	—	25.00	—	25.00	50.00

Note: Revision to quarterly dividend forecast: None

3. Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2009 (From April 1, 2008–March 31, 2009)

(Millions of yen, percentage figures denote year-on-year change)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (Yen)
Second Quarter Ending Sept. 2009	360,000[–0.8%]	28,000[–12.7%]	30,000[–9.7%]	16,000[+23.7%]	39.58
Fiscal Year Ending Mar. 2009	730,000[+0.9%]	65,000[+2.4%]	66,000[+1.4%]	36,000[+1.5%]	89.05

Note: Revision to quarterly consolidated performance forecast: Yes

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: None

(2) Simplified accounting treatment or special accounting treatment for preparation of quarterly consolidated financial statements: Yes

Note: For more details, refer to "Other information" (page 4).

(3) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements (Those to be stated as "Changes to the Basis of Presenting Consolidated Financial Statements"):

1. Changes associated with revision in accounting standards: Yes
2. Other changes: Yes

Note: For more details, refer to "Other information" (page 4).

(4) Shares outstanding (common stock)

1. Shares outstanding (including treasury stock)
   First quarter ended June 2008: 410,000,000
   Fiscal year ended Mar. 2008: 410,000,000
2. Treasury shares outstanding
   First quarter ended June 2008: 5,710,719
   Fiscal year ended Mar. 2008: 5,794,022
3. Average shares outstanding over quarter (cumulative; consolidated)
   First quarter ended June 2008: 404,261,265
   First quarter ended June 2007: 412,835,817

In this document, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements. Please refer to page 4 "Supplementary Explanation on Consolidated Operating Statements" 3.Supplemantary Explanation on Consolidated Forecasts.
"Effective the fiscal year ending March 2009, the Company applies "Accounting Standard for Quarterly FinancialReporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Implementation Guidance for Accounting Standard for Quarterly Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares quarterly reports according to "Rules for Quarterly Consolidated Financial Statements."

Supplementary Explanations and Financial Statements

1. Supplementary Explanation on Consolidated Operating Results

[Performance Overview]

(Millions of yen)

	First Quarter Ended June 2008	First Quarter Ended June 2007	Change (Amount)	Change (%)
Net Sales	164,107	173,446	–9,338	–5.4%
Domestic Cosmetics	96,172	105,434	–9,261	–8.8%
Overseas Cosmetics	63,213	62,227	+985	+1.6%
Others	4,721	5,784	–1,063	–18.4%
Operating Income	12,229	15,524	–3,294	–21.2%
Ordinary Income	14,069	16,995	–2,926	–17.2%
Net Income	10,255	2,025	+8,229	+406.3%

In the first quarter under review (the three-month period from April 1 to June 30, 2008), market conditions for the Company's Domestic Cosmetics business became difficult as consumer sentiment further cooled in the wake of rising commodity prices, driven by surging prices for raw materials. Overseas, concerns about economic slowdown in the United States, sparked by the subprime loan crisis stemming from housing loans extended to individuals with low creditworthiness, reverberated throughout the world. Nevertheless, overall conditions were solid, reflecting continued rapid growth of the cosmetics market in China, as well as expansion of emerging markets. (For overseas subsidiaries, the "first quarter" refers to the period from January 1 to March 31, 2008.)

Facing these challenges, the Shiseido Group sought to "become a global player representing Asia with its origins in Japan," using the foundation it built under its previous three-year plan. In April 2008, we embarked on a new three-year plan, the aims of which are to "create a brand loved by customers throughout the world" and "establish unsurpassed, world-class quality of business management."

For the quarter, consolidated net sales amounted to ¥164,107 million, down 5.4% from the previous corresponding period. The Domestic Cosmetics business segment posted a year-on-year sales decline due to unstable weather, as well as the effects of intensified competition amid cooling consumer sentiment. The Overseas Cosmetics business segment reported a solid increase in sales, driven by a strong performance in Asia, especially in China where renewal of the skincare line, created specifically for the Chinese market, continued generating healthy demand. Products under the ***SHISEIDO*** brand also performed well in the Americas and Europe.

Operating income declined 21.2%, to ¥12,229 million, as efforts to improve the cost of sales ratio and boost spending efficiency failed to compensate for the decrease in revenue. Ordinary income fell 17.2%, to ¥14,069 million.

Effective the fiscal year ending March 2009, the treatment of tax effect pertaining to elimination of unrealized income in quarterly financial statements has been changed. Therefore, the Company's tax rate, previously stated excessively compared with the full-year burden, declined significantly in the quarter under review. Accordingly, net income for the quarter totaled ¥10,255 million, around a five-fold jump from the previous corresponding period.

2. Supplementary Explanation on Consolidated Financial Position

Compared with the previous fiscal year-end (March 31, 2008), total assets declined ¥30,908 million, while the decrease in net assets was limited to ¥13,050 million. Accordingly, the equity ratio at the end of the quarter was 57.5%, compared with 56.6% at previous fiscal year-end.

[Consolidated Cash Flows]

Net cash provided by operating activities amounted to ¥3,740 million. Major reasons included ¥13,362 million in income before income taxes, which compensated for payment of employee bonuses and income taxes.

Net cash used in investing activities totaled ¥6,490 million, due mainly to investments in fixed assets for the purposes of equipment and facility maintenance and renewal.

Net cash used in financing activities was ¥8,577 million, due largely to ¥6,459 million in cash dividends paid, as well as redemption of bonds of ¥6,317 million.

As a result, cash and cash equivalents at the end of period stood at ¥105,673 million, down ¥14,720 million from March 31, 2008.

3. Supplementary Explanation on Consolidated Forecasts

In light of its performance in the quarter under review, including net sales and other income/expenses, the Company has revised its previous consolidated earnings forecast for the two-quarter period ending September 30, 2008 (previous forecast announced on April 30, 2008).

Specifically, we forecast consolidated net sales of ¥360 billion (compared with our previous prediction of ¥364 billion), ordinary income of ¥30.0 billion (up from ¥28.5 billion), and net income of ¥16.0 billion (up from ¥15.5 billion). We have not changed our forecast for operating income. We have also unchanged our full-year forecasts.

4. Other Information

(1) Significant changes among subsidiaries (scope of consolidation) during period

Not applicable.

(2) Simplified accounting method or special method for preparing quarterly consolidated financial statements adopted

(Simplified Accounting Method)

Valuation of inventory assets

The value of inventories at the end of the quarter under review is calculated using a rational method, based on physical inventories at the end of the previous fiscal year, rather than physical inventories at the end of the quarter under review.

The Company has reduced the book price of certain inventory assets that were clearly deemed to be declining in profitability, after estimating the net selling value of such assets.

(Special accounting treatment for preparing quarterly consolidated financial statements)

Not applicable.

(3) Differences in accounting methods compared with most recent fiscal year

1. Application of "Accounting Standard for Quarterly Financial Reporting"

Effective the fiscal year ending March 2009, the Company has applied "Accounting Standard for Quarterly Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares its quarterly consolidated financial statements according to "Rules for Preparation of Quarterly Consolidated Financial Statements."

2. Changes in standard and method for valuing important assets

Inventories

Previously, inventories held by the Company for normal sales purposes were valued at cost, determined by the average method, while inventories held by consolidated subsidiaries were generally valued at cost, determined by the last purchase price method. Effective the quarter under review, however, the Company has applied "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, issued July 5, 2006) and sought to make accounting treatment consistent for the Company and its consolidated subsidiaries. Accordingly, such inventories are generally valued at cost, determined by the average method (amounts shown on Balance Sheets are lower than book value due to decline in profitability).

The effect of this change on the operating income, ordinary income, and income before income taxes in the period under review was minimal.

3. Application of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements"

Effective the quarter under review, the Company has applied "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18, issued May 17, 2006), and made the necessary adjustments to its consolidated results accordingly.

As a result of this change, operating income, ordinary income, and income before income taxes each declined ¥266 million. The effects of the change on segments information are described in the relevant sections.

4. Application of "Accounting Standard for Lease Transactions"

Previously, finance leases that do not deem to transfer ownership of the leased property to the lessee were capitalized on the balance sheets. From the fiscal year beginning April 1, 2008, however, companies are able to apply "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13, issued March 30, 2007; revised from standard originally issued by the Corporate Accounting Council on June 17, 1993), and "Guidance on Accounting Standard for Lease Transactions," (ASBJ Guidance No.16, issued March 30, 2007; revised from standard originally issued by the Japanese Institute of Certified Public Accountants on January 18, 1994). From the quarter under review, the Company has applied this standard, treating such leases as regular transactions. In addition, lease assets that do not deem to transfer ownership of the leased property to the lessee are depreciated using the straight-line method over the period of the lease, with zero residual value.

This change caused operating income to increase ¥76 million, ordinary income to rise ¥7 million, and income before income taxes to decline ¥208 million in the period under review. The effects of the change on segment information are described in the relevant sections.

Consolidated Quarterly Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	First Quarter Ended June 2008	Fiscal Year Ended March 2008
ASSETS		
Current Assets		
Cash and Time Deposits	64,235	67,413
Notes and Accounts Receivable	93,655	111,115
Short-Term Investments in Securities	56,108	65,075
Inventories	71,344	68,486
Products	44,874	41,364
Raw Materials	14,139	15,421
Semifinished Products	4,062	4,304
Stored Items	8,268	7,395
Deferred Tax Assets	29,906	29,454
Other Current Assets	14,511	17,657
Less: Allowance for Doubtful Accounts	(1,174)	(1,494)
Total Current Assets	328,588	357,707
Fixed Assets		
Property, Plant and Equipment, at cost		
Buildings and Structures	165,504	168,342
Accumulated depreciation	(92,641)	(92,783)
Buildings and Structures (net of depreciation)	72,862	75,559
Machinery, Equipment and Vehicles	84,440	85,927
Accumulated Depreciation	(72,836)	(73,485)
Machinery, Equipment and Vehicles (net of depreciation)	11,604	12,441
Fixtures and Fittings	48,751	50,047
Accumulated Depreciation	(34,852)	(35,354)
Fixtures and Fittings (net of depreciation)	13,898	14,692
Land	40,425	40,290
Leased Assets	6,256	—
Construction in Progress	1,290	1,374
Total Property, Plant and Equipment	146,338	144,357
Intangible Assets		
Goodwill	17,012	22,194
Other Intangible assets	27,471	28,743
Total Intangible Assets	44,483	50,938
Investments and Other Assets		
Investments in Securities	42,817	39,781
Prepaid Pension Expenses	34,942	35,158
Long-Term Prepaid Expenses	9,798	10,418
Deferred Tax Assets	12,684	10,944
Other Investments	25,556	26,836
Less: Allowance for Doubtful Accounts	(255)	(278)
Total Investments and Other Assets	125,544	122,861
Total Fixed Assets	316,367	318,157
Total Assets	644,956	675,864

(Millions of yen)

	First Quarter Ended June 2008	Fiscal Year Ended March 2008
LIABILITIES		
Current Liabilities		
Notes and Accounts Payable	56,054	58,333
Short-Term Debt	5,137	4,704
Bonds Redeemable within One Year	—	6,849
Current Portion of Long-Term Borrowings	27,100	27,100
Lease Obligations	2,985	—
Other Payable	47,769	56,108
Accrued Income Taxes	8,700	9,029
Reserve for Sales Returns	6,368	7,945
Accrued Bonuses for Employees	3,719	12,416
Accrued Bonuses for Directors and Corporate Auditors	58	110
Provision for Liabilities and Charges	836	888
Deferred Tax Liabilities	6	3
Other Current Liabilities	22,530	22,499
Total Current Assets	181,267	205,989
Long-Term Liabilities		
Bonds	20,000	20,000
Long-Term Borrowings	6,012	4,566
Lease Obligations	3,867	—
Accrued Retirement Benefits	38,513	38,301
Allowance for Losses on Guarantees	350	350
Deferred Tax Liabilities	5,236	3,796
Other Long-Term Liabilities	3,020	3,121
Total Long-Term Liabilities	77,000	70,136
Total Liabilities	258,267	276,125
NET ASSETS		
Shareholders' Equity		
Common Stock	64,506	64,506
Capital Surplus	70,258	70,258
Retained Earnings	246,372	248,920
Less: Treasury Stock	(11,061)	(11,196)
Total Shareholders' Equity	370,076	372,488
Valuation, Translation Adjustments and Others		
Unrealized Gains on Available-for-Sale Securities, Net of Taxes	7,067	5,274
Deferred Losses on Hedges	(131)	(57)
Foreign Currency Translation Adjustments	(6,043)	4,763
Total Valuation, Translation Adjustments and Others	892	9,980
Stock Acquisition Rights	165	153
Minority Interests in Consolidated Subsidiaries	15,553	17,115
Total Net Assets	386,688	399,738
Total Liabilities and Net Assets	644,956	675,864

(2) Consolidated Quarterly Statements of Income

(Millions of yen)

	First Quarter Ended June 2008
Net Sales	164,107
Cost of Sales	37,894
Gross Profit	126,213
Selling, General and Administrative Expenses	113,984
Operating Income	12,229
Other Income	
Interest Income	572
Dividend Income	584
Equity in Earnings of Affiliates	9
Foreign Exchange Gain	924
Others	616
Total Other Income	2,707
Other Expenses	
Interest Expense	541
Sales Discounts	112
Other	213
Total Other Expenses	867
Ordinary Income	14,069
Extraordinary Income	
Gain on Sales of Property, Plant and Equipment	93
Total Extraordinary Income	93
Extraordinary Losses	
Impairment loss	266
Loss on Disposal of Property, Plant and Equipment	131
Loss on Revaluation of Available –for-Sale Securities	9
Loss on Revaluation of Capital Subscriptions	14
Restructuring Expense	158
Effect of Application of Accounting Standards for Leased Assets	215
Loss on Cancellation of Lease Obligations	3
Total Extraordinary Losses	800
Income before Income Taxes	13,362
Income Taxes – Current	5,499
Income Taxes –Deferred	(3,389)
Total Income Taxes	2,109
Minority Interests in Net Income of Consolidated Subsidiaries	997
Net Income	10,255

(3) Consolidated Quarterly Statements of Cash Flows

(Millions of yen)

	First Quarter Ended June 2008
Cash Flows from Operating Activities	
Income before Income Taxes	13,362
Depreciation	7,242
Amortization of Goodwill	400
Impairment Loss	266
Loss on Sales and Disposal of Property, Plant and Equipment, net	37
Valuation Loss on Investments in Securities	9
Valuation Loss on Investments	14
Restructuring Expense	158
Effect of Application of Accounting Standards for Leased Assets	215
Loss on Cancellation of Lease Obligations	3
Increase (Decrease) in Allowance for Doubtful Accounts	(236)
Increase (Decrease) in Reserve for Sales Returns	(1,300)
Increase (Decrease) in Accrued Bonuses for Employees	(8,566)
Increase (Decrease) in Accrued Bonuses for Directors and Corporate Auditors	(51)
Increase (Decrease) in Provision for Liabilities and Charges	(6)
Increase (Decrease) in Accrued Retirement Benefits	272
(Increase) Decrease in Prepaid Pension Expenses	215
Interest and Dividend Income	(1,156)
Interest Expense	541
Equity in Earnings (Losses) of Affiliates	(9)
(Increase) Decrease in Notes and Accounts Receivable	13,013
(Increase) Decrease in Inventories	(6,400)
Increase (Decrease) in Notes and Accounts Payable	(6,091)
Other	(3,934)
Subtotal	8,002
Interest and Dividends Received	1,166
Interest Paid	(386)
Income Tax Paid	(5,042)
Net Cash Provided by Operating Activities	3,740
Cash Flows from Investing Activities	
Transfers to Time Deposits	(3,010)
Proceeds from Maturity of Time Deposits	10
Acquisition of Short-Term Investments in Securities	(442)
Acquisition of Investments in Securities	(4)
Proceeds from Sales of Investments in Securities	3,045
Acquisition of Property, Plant and Equipment	(4,982)
Proceeds from Sales of Property, Plant and Equipment	79
Acquisition of Intangible Assets	(994)
Payments of Long-Term Prepaid Expenses	(715)
Other	523
Net cash Used in Investing Activities	(6,490)

(Millions of yen)

	First Quarter Ended June 2008
Cash Flows from Financing Activities	
Net Increase (Decrease) in Short-Term debt	879
Net Increase (Decrease) in Commercial Paper	2,632
Proceeds from Long-Term debt	2,105
Redemption of Bonds	(6,317)
Repayment of Lease Obligations	(934)
Acquisition of Treasury Stock	(109)
Sales of Treasury Stock	207
Cash Dividends Paid	(6,459)
Cash Dividends Paid to Minority Shareholders	(601)
Other	20
Net cash used in Financial Activities	(8,577)
Effect of Exchange Rate Changes on Cash and Cash Equivalents·	(3,392)
Net Change in Cash and Cash Equivalents	(14,720)
Cash and Cash Equivalents at Beginning of Term	120,393
Cash and Cash Equivalents at End of Term	105,673

Effective the fiscal year ending March 2009, the Company applies "Accounting Standard for Quarterly Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Implementation Guidance for Accounting Standard for Quarterly Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares quarterly reports according to "Rules for Quarterly Consolidated Financial Statements."

(4) Note on assumptions for going concern

Not applicable

(5) Segment Information

[Business Segment Information]

First Quarter Ended June 30, 2008

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Corporate	Consolidation
Net Sales						
(1) Sales to Outside Customers	96,172	63,213	4,721	164,107	—	164,107
(2) Intersegment Sales or Transfers	1,187	565	3,565	5,318	(5,318)	—
Total	97,359	63,779	8,287	169,426	(5,318)	164,107
Operating Income	6,613	4,946	580	12,140	89	12,229

Notes: 1. Shiseido's business is segmented by categories for control of its in-house organization.

2. Business segments and main products/services included in each segment:

Domestic Cosmetics

Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)

Professional division (Production and sale of beauty salon products)

Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)

Other (Production and sale of non-Shiseido-brand products, mail-order products, etc.)

Overseas Cosmetics

Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)

Professional division (Production and sale of beauty salon products)

Others

Frontier Sciences division (Production and sale of cosmetic raw materials, medical-use drugs, beauty care cosmetics, etc.)

Others (Sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)

3. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the quarterly period under review the Company has applied "Temporary Accounting Treatment for Overseas Subsidiaries for Preparing Consolidated Financial Statements." As a result of this change, in the period under review, consolidated operating income in the Overseas Cosmetics business segment declined ¥266 million compared with the previous corresponding period.

4. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the quarterly period under review the Company has applied "Accounting Standard for Lease Transactions" and "Guidance on Accounting Standard for Lease Transactions." As a result of this change, in the period under review, consolidated operating income in the Domestic Cosmetics business segment increased ¥56 million, consolidated operating income in the Overseas Cosmetics business segment increased ¥17 million and consolidated operating income in others segment increased ¥3 million compared with the previous corresponding period.

[Geographic Segment Information]

First Quarter Ended June 30, 2008

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Corporate	Consolidation
Net Sales							
(1) Sales to Outside Customers	101,041	12,667	28,287	22,111	164,107	—	164,107
(2) Intersegment Sales or Transfer	6,511	2,182	1,567	18	10,278	(10,278)	—
Total	107,552	14,849	29,854	22,129	174,386	(10,278)	164,107
Operating Income	3,677	682	4,204	2,525	11,090	1,139	12,229

Notes: 1. Segmentation of countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:
   - Americas: United States, Canada, Brazil
   - Europe: France, Italy, Germany, Spain
   - Asia/Oceania: China (including Hong Kong), Taiwan, South Korea, Southeast Asia, Australia

3. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the quarterly period under review the Company has applied "Temporary Accounting Treatment for Overseas Subsidiaries for Preparing Consolidated Financial Statements." As a result of this change, in the period under review, consolidated operating income in the Americas declined ¥188 million and operating income in Asia/Oceania declined ¥78 million compared with the previous corresponding period.

4. As stated in the "Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of quarterly consolidated financial statements" section, from the quarterly period under review the Company has applied "Accounting Standard for Lease Transactions" and "Guidance on Accounting Standard for Lease Transactions." As a result of this change, in the period under review, consolidated operating income in Japan increased ¥76 million compared with the previous corresponding period.

[Overseas Sales]

First Quarter Ended June 30, 2008

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas Sales	13,853	24,594	24,980	63,429
II. Consolidated Net Sales				164,107
III. Percentage of Overseas Sales against Consolidated Net Sales	8.5	15.0	15.2	38.7

Notes: 1. Segmentation of countries and regions is based on geographic proximity.

2. Major countries and regions are as follows:
   - Americas: United States, Canada, Brazil
   - Europe: France, Italy, Germany, Spain
   - Asia/Oceania: China (including Hong Kong), Taiwan, South Korea, Southeast Asia, Australia

3. Overseas sales consist of exports from the Company and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

(6) Notes in the event of major changes in shareholders' equity

Not applicable.

[Reference]

Statements of Income
First Quarter Ended June 30, 2007

(Millions of yen)

	First Quarter Ended June 2007 (April 1–June 30, 2007)
Net sales	173,446
Cost of Sales	42,845
Gross Profit	130,600
Selling, General and Administrative Expenses	115,075
Operating Income	15,524
Other Income	2,319
Other Expenses	848
Ordinary Income	16,995
Extraordinary Income	2,832
Extraordinary Losses	370
Income before Income Taxes	19,457
Income Taxes-Current	2,426
Income Taxes-Deferred	13,856
Minority Interests in Earnings of consolidated subsidiaries	1,148
Net Income	2,025

Segment Information

[Business Segment Information]
First Quarter Ended June 30, 2007

(Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Corporate	Consolidation
Net Sales						
(1) Sales to Outside Customers	105,434	62,227	5,784	173,446	—	173,446
(2) Intersegment Sales or Transfer	1,731	306	5,099	7,137	(7,137)	—
Total	107,165	62,533	10,884	180,583	(7,137)	173,446
Operating Income	10,798	4,246	554	15,599	(75)	15,524

[Geographic Segment Information]
First Quarter Ended June 30, 2007

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Corporate	Consolidation
Net Sales							
(1) Sales to Outside Customers	111,440	13,579	27,951	20,474	173,446	—	173,446
(2) Intersegment Sales or Transfer	6,425	2,214	1,379	51	10,071	(10,071)	—
Total	117,865	15,794	29,331	20,526	183,517	(10,071)	173,446
Operating Income	8,461	411	3,343	2,571	14,787	736	15,524

[Overseas Sales]
First Quarter Ended June 30, 2007

(Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas Sales	14,525	24,219	23,650	62,394
II. Consolidated Net Sales				173,446
III. Percentage of Overseas Sales against Consolidated Net Sales	8.4	14.0	13.6	36.0

END